UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the first quarter ended December 31, 2002.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

February 10, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
February 10, 2003

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS FOR THE FIRST QUARTER
ENDED DECEMBER 31, 2002

Vancouver, British Columbia – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSX:ANP) today reported financial results for the first quarter ended December 31, 2002. Amounts, unless specified otherwise, are in Canadian dollars.  At December 31, 2002, the exchange rate was approximately U.S. $1.00 = CDN $1.580.

TEXT OF Q1 LETTER TO SHAREHOLDERS

“Events occurring in and surrounding the first quarter of 2003 were highlighted by our most anticipated milestone event to date with the approval of Boston Scientific’s paclitaxel-eluting TAXUS™ coronary stent system in Europe. Early data from Boston Scientific’s US TAXUS IV paclitaxel-eluting stent clinical trials continued to be positive and reinforced the safety profile. We also made a significant change to our board of directors to embrace current progressive trends in corporate governance. There were many other firsts for us. A 2-for-1 stock split has been proposed, the first in Company history. Also, our first acquisition - Cohesion Technologies, Inc. – was closed, providing us with three approved products, biomaterials expertise, revenues, and a formidable portfolio of intellectual property in the field of biomaterials. This strategic acquisition provides key building blocks that enable us to create next generation drug-coated devices and drug-loaded biomaterials.

We believe that attention has returned to the consistent clinical results generated by our stent partners, now that the basis for the Cook-Guidant-Boston Scientific dispute no longer exists. Boston Scientific received approval for the paclitaxel-coated TAXUS™ coronary stent on January 20, 2003 and is now free to sell in Europe. This approval is the most significant achievement and milestone event in our history – an approval of a product utilizing Angiotechknowledgy™, and one which converts us into an operational revenue-generating business. Boston Scientific has reported that it plans to broadly launch the TAXUS™ stent system in Europe this month. A successful launch in Europe by Boston Scientific will move us towards breaking even financially. The TAXUS™ product has the potential to evolve into one of the largest market opportunities in the history of the medical device industry and Angiotech Pharmaceuticals, Inc. is poised to become one of the beneficiaries of that success.

The TAXUS™ stent system will use Boston Scientific’s internally-developed Express2™ coronary stent system as its platform. The Express2™ system was launched in the United States in mid-September and has since been very well received. Since its recent launch, Boston Scientific reported an approximate quadrupling of its U.S. stent market share. Combining a strong stent platform with robust drug-coated stent clinical data, the paclitaxel-coated Express2™ is well-positioned to become a dominant force in interventional cardiology.

The TAXUS IV clinical trial data will be the basis for approval and the right to sell in the United States. In November at the annual meeting of the American Heart Association, Boston Scientific announced 30-day safety data for the complete study population of its TAXUS IV clinical trial. The trial is studying 1,326 patients at 74 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting stent. Boston Scientific reported the product is safe at 30 days, with a major adverse cardiac event rate of only 3.0 percent and a stent thrombosis rate (another early indicator of safety) of less than 0.5 percent. TAXUS IV is the largest paclitaxel-coated stent study to date and brings the total number of individuals enrolled in paclitaxel-eluting stent studies to over 5,000 patients worldwide – far in excess of any other drug-coated stent platform.

On January 31st, we completed the acquisition of Cohesion Technologies. The amalgamation is a natural fit and brings with it 75 issued U.S. patents with 10 pending patent applications. In addition, our product portfolio expands to include four biomaterials, three of which are already approved. The products include a hemostasis material to stop bleeding, a sealant which will “seal” blood leaks and an anti-adhesive to prevent pathological scar formation from forming between tissues. Not only are these products ideal for use in minimally invasive surgery and open surgery, but they also have outstanding potential as specialized drug-delivery vehicles.  Cohesion also brings with it expertise in synthetic polymer chemistry, collagen, thrombin and autologous plasma. Focusing on our unique model of coating medical devices and drug-loading biomaterials with approved pharmaceutical agents, we will be well-positioned to maintain a leadership positon in this evolving medical field.

Also this quarter, we were pleased to announce a significant change to our board of directors. Mr. David Howard took over the role of chairman of the board to reflect our commitment to corporate governance excellence. The establishment of an independent chairman separates the potentially conflicting roles of chairman and chief executive officer. Mr. Howard is president and chief executive officer of SCOLR, Inc. and has been an independent director of Angiotech Pharmaceuticals since March 2000.

This year, we are celebrating over ten years of innovation. The recently announced 2-for-1 stock split reflects our conversion from a pure research and development company to a revenue-generating one. We will be seeking shareholder approval of the proposed stock split at the Annual General Meeting of Angiotech shareholders, scheduled to take place on Monday, March 3rd, 2003.

We look forward to seeing the fruit of our labors transform into revenue from product sales with the launch of the paclitaxel-eluting coronary stent. We anticipate the initiation of our first paclitaxel peripheral stent clinical trial in the coming six months and our own internally developed programs to further expand our pipeline beyond the area of cardiology. Thank you for your continued support and we look forward to announcing these critical events in the coming quarter.” – William L. Hunter, MD, MSc, President and CEO

CONDENSED FINANCIAL RESULTS

The loss for the first quarter was $5.9 million ($0.38 loss per common share), as compared to a loss of $3.2 million ($0.21 loss per common share) in the first quarter of the prior year.  Revenue for the first quarter primarily consists of the recognition of deferred revenue in the amount of $154,000, which relates to realized upfront fees and payments received in prior periods. In addition, we received approximately $16,000 in royalty revenue from one of our licensees on the commercial sales of drug-coated stents using our technology.

Research and development expenditures decreased to approximately $2.5 million during the quarter compared to $2.7 million for the same period in 2001. This decrease is primarily due to the discontinuation of the Multiple Sclerosis program in fiscal 2002, which contributed toward the higher costs in the first quarter of fiscal 2002, net of increased laboratory supply costs related to an increase in preclinical research and development. General and administrative expenses for the current quarter increased to approximately $2.7 million compared to $2.5 million for the same period in the prior year. The increase is the result of increased operating and occupancy costs related to a new leasehold facility and increased personnel and personnel costs, offset by a decrease in professional service fees due to a decrease in services related to corporate activities.

Included in our reported loss for the quarter is a foreign exchange loss of approximately $416,000 which is a result of the declining U.S. dollar on our U.S. dollar investment portfolio over the quarter. This compares to a foreign exchange gain of approximately $1.0 million for the same period in 2001. Investment and other income decreased by $670,000 compared to the prior year quarter due to the decline in market yields available on our short-term investments together with a decrease in the balance of cash and short-term investments.

At the end of the quarter, the Company's financial position was strong with available cash balances of approximately $125.8 million. Of that amount, approximately $97.3 million (U.S. $61.6 million) was denominated in U.S. currency.

On September 30, 2002, we announced a definitive agreement to purchase Cohesion Technologies Inc., a U.S. public company specializing in the development of biosurgical materials, for a purchase price of approximately U.S. $42 million, or U.S. $4.05 per common share, subject to adjustment by a “collar” provision with respect to our trading price. The transaction closed on January 31, 2003 upon shareholder approval, resulting in the issuance of approximately 1.2 million Angiotech common shares using a conversion ratio of 0.11688 Angiotech shares for each Cohesion share.  The transaction will be accounted for using the purchase method of accounting for business combinations.

…/more

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended December 31,
(In thousands of CDN $, except per share data)	2002	2001

Revenue
License and research contract fees	154	422
Royalty revenue	16	-
Total revenue	170	422

Expenses
Research and development expenses	2,485	2,727
General and administration	2,722	2,476
Amortization	1,071	755
Operating loss	(6,108)	(5,536)

Foreign exchange (loss) gain	(416)	1,041
Investment and other income	613	1,284
Loss for the period	(5,911)	(3,211)

Basic and diluted loss per share	(0.38)	(0.21)
Weighted average shares outstanding (in thousands)	15,757	15,557

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands of CDN $)	December 31, 2002	September 30, 2002

Assets
Current assets: Cash and short-term investments	125,831	136,350
Other current assets	1,370	1,570
Total current assets	127,201	137,920

Capital assets, net	9,442	8,958
Medical technologies, net	4,041	4,687
Deferred acquisition costs	444	-
	141,128	151,565

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	2,902	8,898
Deferred revenue	564	718
Deferred leasehold inducements	2,806	2,537
Shareholder' equity	134,856	139,412
	141,128	151,565

This press release contains the condensed financial statements. If you require a copy of Angiotech's unaudited interim consolidated financial statements for the quarter ended December 31, 2002, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's 1st Quarter Financials will be held on Monday, February 10, 2003 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialing toll-free at (800) 289-6406. Please note this is an analyst call and at the end of the presentation we will invite questions from the analysts only. A recording of the call will be available until February 17, 2003 by calling (800) 558-5253 and entering Access Code 21120866.

Statements in this press release regarding future financial and operating results of the combination of Angiotech and Cohesion, benefits and synergies of the combination, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability of Angiotech to successfully integrate Cohesion's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

# # #

Company Contacts:

Rui Avelar (Investors) ext.6996

Cindy Yu (Media) ext. 6901

Phone: (604) 221-7676